Universal Display Corporation

375 Phillips Boulevard

Ewing, NJ 08618

November 23, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attention:	Melissa Raminpour

Branch Chief

Re:	Universal Display Corporation Form 10-K for the fiscal year ended December 31, 2019 Filed February 20, 2020 File No. 001-12031

Dear Ms. Raminpour:

Universal Display Corporation (“we,” “us,” “our” or the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Sidney D. Rosenblatt, the Company’s Executive Vice President and Chief Financial Officer, dated October 19, 2020, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and (the “Form 10-K”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Results of Operations, page 25

1.

You disclose the increase in revenue from fiscal 2018 to fiscal 2019 was due to higher material sales as a result of stronger demand in the OLED display market. Revise future filings to include an analysis of the known material trends, events, demands, commitments and uncertainties. In this regard, you should quantify underlying drivers or metrics to illustrate the change in demand (e.g., volume of sales such as number of orders or shipments, average sales price, impacts of material changes in variable consideration, and/or changes in disaggregated revenues, to the extent applicable). Additionally, quantify the impact of the contract referenced on page F-34, given it appears to impact revenue trends and timing of recognized revenue due to variable consideration. Please refer to SEC Release Nos. 33-6835 and 33-8350.

United States Securities and Exchange Commission

November 23, 2020

We will revise future filings to include analysis of known material trends, events, demands, commitments and uncertainties regarding pertinent elements of our financial results, including our revenue and sales results. Where applicable, we will quantify underlying drivers or metrics to illustrate changes in demand that factor into such results.

With regard to the contract referenced on page F-34, we do note on that page that the Company was constrained per Topic 606 to recognize revenue to the extent that it was probable that a significant revenue reversal would not occur and deferred recognition of the remainder until after uncertainties of the transaction were resolved. The impact from this transaction on our financial statements was not significant due to the appropriate application of the constraint and was reflected in a manner consistent with all other typical transactions with our customers, and as such we do not believe additional disclosure was required. In the future, all transactions that have a material impact on revenue trends and timing of recognized revenue will be quantified and disclosed as required.

Results of Operations, page 25

2.

Your revenue recognition policy disclosure starting on page F-13 indicates that material sales are generally recognized at the time the title passes or after control if variable consideration is present. Additionally, technology license agreements and material supply agreements are combined as a single performance obligation and recognized over the contract term based on material units sold at the estimated per unit fee over the life of the contract. Finally, we note your tabular “Revenue Comparison” disclosure in your earnings releases on Form 8-K where you disclose material sales, royalty and license fees, and contract research services. Given it appears you have two material revenue streams, tell us your consideration to disclose disaggregated revenue information in your Forms 10-Q and 10-K pursuant to ASC 606-10-50-5 to 7.

As noted in the Staff’s comment, we consider our technology license agreements and material supply agreements as a combined performance obligation and as such consider total consideration in the aggregate as our key decision variable when executing these contracts, not the various cash streams of which total consideration is comprised. We also note that we do disclose what we believe are relevant factors for disaggregation, such as revenue by largest customers and geographic location in Footnote 17 and revenue by our subsidiary in Footnote 19, as we believe these are important indicators of company performance and financial trends.

We are cognizant that we present disaggregated disclosure with respect to material sales and royalty and license fees in our press releases and investor presentations, while we do not do so in our Forms 10-K and 10-Q. In formulating this approach, which we have done with attention to ASC 606-10-50-5 to 7, we note that we include the information in our press releases and our investor presentations in response to past requests for such information by users of our financial statements. On the other hand, our chief operating decision makers utilize aggregate consideration to be received from a given contract when deciding to enter those transactions and

United States Securities and Exchange Commission

November 23, 2020

in evaluating strategic decisions, as well as when examining the financial performance of the Company. Distinctions between material and technology license streams will vary across customers and are not key decision factors when entering into contractual arrangements with our customers. As such, we believed it was appropriate to emphasize in those filings the key indicator as used by our decision makers in developing those transactions, aggregate revenue comprised of total consideration derived from those such contracts. However, in consideration of the continued use of this disaggregation of material sales and royalty and license fees by readers of our press releases and investor presentations, we will also present this disaggregation in future filings.

Sincerely yours,

Universal Display Corporation

By:	/s/ Sidney D. Rosenblatt
Sidney D. Rosenblatt
Executive Vice President and Chief Financial Officer

cc:	Ms. Effie Simpson, Division of Corporation Finance

Mauro Premutico, Esquire

Justin W. Chairman, Esquire